Exhibit 99.1

F O R    I M M E D I A T E    R E L E A S E

 130 Adelaide Street West, Suite 2200

 Toronto, Ontario M5H 3P5

 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Replaces Reserves at Mulatos and Updates Mineral Resources

Toronto, Ontario (April 1, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported mineral reserves and mineral resources for the Mulatos Mine and nearby satellite deposits in Mexico, and mineral resources for the Ağı Dağı, Kirazlı and Çamyurt projects in Turkey, as of December 31, 2012.

Highlights

¡	Proven and Probable mineral reserves of 2.37 million ounces of gold at Mulatos, replacing mineral reserves mined-out in 2012.
¡	Increased Measured and Indicated mineral resources by 2% to 5.08 million ounces of gold at a mix of cut-off grades, depending on the deposit.
¡	Inferred mineral resources of 1.52 million ounces of gold at a mix of cut-off grades, depending on the deposit.

The mineral resource estimate for the Company’s Turkish projects includes the June 2012 initial Inferred mineral resource estimate at Çamyurt. The Company plans to release an updated mineral resource for Çamyurt separately in the second quarter of 2013 in order to incorporate all existing drill results.

Mineral Reserves

In 2012, the Company successfully replaced mined-out mineral reserves at Mulatos, with total proven and probable reserves of 2.37 million ounces of gold at year-end. The replacement of reserve ounces is attributable to the addition of new ounces at El Victor, conversion of pit-contained mineral resources to mineral reserves, and the use of a $1,400 per ounce gold price assumption compared to $1,150 in 2011. A detailed summary of Proven and Probable mineral reserves for the Mulatos Mine as of December 31, 2012 is presented in Table 1 at the end of this press release.

Based on the 2013 budgeted average throughput rate at the Mulatos Mine of 17,000 tonnes per day (“tpd”) and a projected 500 tpd rate for the high grade mill, the overall expected life of the Mulatos Mine remains at approximately nine years as of December 31, 2012. The life-of-mine waste-to-ore ratios as of December 31, 2012 for the Mulatos Mine and nearby satellite deposits are summarized in Table 2 at the end of this press release.

Mineral Resources

Globally, the Company’s Measured and Indicated mineral resources, which are reported exclusive of mineral reserves, are 5.08 million ounces at a mix of cut-off grades, as of December 31, 2012. Reflecting the inclusion of the initial mineral resource estimate from the

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Çamyurt project as reported on June 28, 2012, the Company’s Inferred mineral resources as of December 31, 2012 total 1.52 million ounces. Detailed summaries of Alamos Gold’s Global Measured and Indicated, and Inferred mineral resources as of December 31, 2012 are presented in Tables 3 and 4, respectively, at the end of this press release.

Mulatos Mine (Mexico)

Measured and Indicated mineral resources at the Mulatos Mine and its satellite deposits decreased slightly to 2.64 million ounces and Inferred mineral resources also decreased slightly to 0.50 million ounces as of December 31, 2012 compared to the prior year. The mineral resources are reported at a 0.5 g/t Au cut-off at Mulatos and San Carlos, at a 2.5 g/t Au cut-off for the San Carlos underground resources, and at a 0.3 g/t Au cut-off at El Realito and Carricito areas. The slight decrease in Measured, Indicated, and Inferred mineral resources is primarily attributable to the conversion of mineral resources into Proven and Probable mineral reserves.

Detailed summaries of Measured and Indicated mineral resources and Inferred mineral resources for Mulatos are presented in Tables 5 and 6, respectively, at the end of this press release. The reported mineral resources also benefitted from the delineation of new resources through infill drilling and extension drilling, as well as the initial reporting of mineral resources for the San Carlos underground (Tables 7 and 8), Carricito (Tables 9 and 10) and El Realito (Tables 11 and 12) project areas.

A map detailing the planned Mulatos Pit area is presented in Figure 1 at the end of this press release. The locations of the Cerro Pelon and La Yaqui mineral reserve areas, as well as other regional targets within the Mulatos District, are shown in Figure 2 at the end of this press release.

Ağı Dağı and Kirazlı (Turkey)

Measured and Indicated mineral resources at Ağı Dağı and Kirazlı, which are reported at a 0.2 g/t Au cut-off, increased 9.9% to 2.44 million ounces of gold, as compared to the mineral resources reported in December 2011. In addition, Measured and Indicated mineral resources of silver increased 16.9% to 19.72 million ounces compared to the resource update in December 2011. The increase in Measured and Indicated mineral resources is a result of a combination of infill and resource expansion drilling programs undertaken in 2012, resulting in the conversion of Inferred mineral resources to the Indicated category.

Inferred mineral resources at Ağı Dağı, Kirazlı and Çamyurt, which are reported at a 0.2 g/t cut-off grade, contained 1.02 million ounces at year-end 2012, as compared to the 1.09 million ounces reported in the December 31, 2011 mineral resource statement (Ağı Dağı and Kirazlı) and June 28, 2012 press release (Çamyurt). The decrease of 6.4% was attributable to the conversion of some Inferred mineral resources at Ağı Dağı and Kirazlı to Measured and Indicated mineral resources. The Company expects to release an update on the resource estimate for Çamyurt in the second quarter of 2013 in order to include all 2012 drill results.

Detailed summaries of the Measured and Indicated, and Inferred mineral resources for Ağı Dağı are presented in Tables 13 and 14, respectively, at the end of this press release. The Measured and Indicated, and Inferred mineral resources for Kirazli are presented in Tables 15 and 16, respectively. Inferred mineral resources for Çamyurt are presented in Table 17, also

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presented at the end of the press release. Figure 3 provides the location in Turkey of mineral resource areas for the Ağı Dağı project and Figure 4 provides the location of the mineral resource area for the Çamyurt project. Figure 5 provides the location of the mineral resource area for the Kirazli project.

San Carlos Drilling Results

Assay results from drilling at San Carlos were inadvertently omitted from a press release issued by the Company on February 21, 2013 and are appended to this press release.

Qualified Persons

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Mulatos Mine, the Ağı Dağı, Kirazlı, and Çamyurt projects. Mark Odell, Principal, Practical Mining LLC, was responsible for the presentation of the underground reserves in the Escondida-Gap and San Carlos areas. Messieurs Welhener, Jutras, and Odell are recognized as Qualified Persons according to the requirements of National Instrument 43-101. Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc., M.Sc. Geology, Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by National Instrument 43-101.

Exploration programs at Mulatos are directed by Ken Balleweg, B.Sc., M.Sc., P.Geo., Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Exploration programs at Ağı Dağı and Kirazlı are directed by Jason Dunning, B.Sc., M.Sc., P.Geo., Alamos’ Vice President of Exploration, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective press releases for these areas, in the Mulatos December 2012 technical report, and the July 2012 Ağı Dağı and Kirazlı technical report, which are available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Scott K. Parsons
Vice President, Investor Relations	Manager, Investor Relations
(416) 368-9932 x 401	(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically

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and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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Table 1: Proven and Probable Mineral Reserves at Mulatos Project Area

as of December 31, 2012

PROVEN AND PROBABLE RESERVES [1,2,3,4,5,6,7,8,9] As at December 31, 2012
	Proven [2]			Probable [2]			Proven + Probable [2]
RESERVE AREA	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces
Mulatos Mine [3,4,5]	8,928	1.17	334,545	50,755	0.85	1,393,514	59,683	0.90	1,728,059
UG Reserve[6,7]	194	6.61	41,436	975	4.73	148,227	1,169	5.04	189,663
Existing stockpiles	3,721	1.90	227,364	-	-	-	3,721	1.90	227,364
La Yaqui [6]	-	-	-	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [7]	-	-	-	2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	12,843	1.46	603,345	55,977	0.98	1,762,092	68,820	1.07	2,365,437

Notes for Table 1:

(1)	The Company’s mineral reserves as at December 31, 2012 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.
(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00“s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)	Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,400 per ounce gold price, a December 2012 resource and recovery model, and the 2013 budget costs based on the actual cost figures from current mining operations.
(5)	Pit-contained mineral reserves for the Escondida high-grade zone are 221,000 tonnes grading 10.31 g/t Au for 73,260 ounces and San Carlos is 241,600 tonnes grading 0.81g/t Au for 62,866 ounces.
(6)	Underground reserves are design-contained and reported at a 2.5 g/t Au cut-off grade, with a 5% mining loss and 10% dilution.
(7)	Underground reserves include 45,000 tonnes at Escondida Deep, grading 8.08 g/t Au for 11,700 ounces, and 1,124,000 tonnes at San Carlos grading 4.92 g/t Au for 177,900 ounces,
(8)	Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.
(9)	Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

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Table 2: Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios

as of December 31, 2012

Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2012[1]
Project	Waste-to-Ore Ratio
Mulatos Mine	1.04
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	1.51

Notes for Table 2:

(1)	The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Table 3: Global Measured and Indicated Mineral Resources as of December 31, 2012

Global Measured & Indicated Mineral Resources [1,2,3,4],5,6,[8] as at December 31, 2012
	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
Mexico
Mulatos	0.5	78,235	0.99		2,481,018
San Carlos UG	2.5	433	4.55		63,294
El Realito	0.3	1,200	1.35		52,020
Carricito	0.3	1,915	0.76		46,944
Total		81,783	1.01		2,643,276
Turkey
Ağı Dağı	0.2	93,944	0.56	3.56	1,698,975	10,762,590
Kirazli	0.2	32,330	0.71	8.61	738,914	8,953,576
Çamyurt
Total		126,274	0.60	4.86	2,437,889	19,716,166
Combined Total					5,081,165	19,716,166

Table 4: Global Inferred Mineral Resources as of December 31, 2012
Global Inferred Mineral Resources [1,3,4],5,6,7,8 as at December 31, 2012
	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
Mexico
Mulatos	0.5	15,991	0.90		461,257
San Carlos UG	2.5	14	6.07		2,730
El Realito	0.3	236	1.09		8,256
Carricito	0.3	1,290	0.71		29,305
Total		17,531	0.89		501,548
Turkey
Ağı Dağı	0.2	18,944	0.41	2.54	251,202	1,549,119
Kirazli	0.2	6,698	0.59	8.17	126,659	1,760,020
Çamyurt	0.2	24,557	0.81	4.77	639,531	3,766,129
Total		50,199	0.63	4.38	1,017,392	7,075,268
Combined Total					1,518,940	7,075,268

Notes for Tables 3 & 4:

(1)	The updated mineral resource estimate at Mulatos incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.

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(5)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(6)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(7)	Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45°, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run. Please refer to the Company’s June 28th, 2012 press release.
(8)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 5: Measured and Indicated Mineral Resources as of December 31, 2012

– Mulatos Project Area

Mulatos Mine – Measured and Indicated Mineral Resources [1,2,3,6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	646	4.05	84,019	3,957	3.45	438,778	4,603	3.53	522,797
1.5	1,132	3.04	110,789	7,962	2.66	681,972	9,094	2.71	792,761
1.0	2,513	2.03	164,106	18,438	1.79	1,063,553	20,951	1.82	1,227,659
0.7	4,737	1.46	223,079	38,616	1.29	1,598,418	43,353	1.31	1,821,497
0.5	7,663	1.12	277,100	70,572	0.97	2,203,918	78,235	0.99	2,481,018
0.3	13,084	0.83	347,799	134,860	0.69	3,003,441	147,944	0.70	3,351,240

Table 6: Inferred Mineral Resources as of December 31, 2012 – Mulatos Project Area

Mulatos Mine – Inferred Mineral Resources [1,2,3,6] as at December 31, 2012
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au

2.00	626	3.27	65,851
1.50	1,547	2.36	117,193
1.00	3,616	1.70	197,996
0.70	7,433	1.25	299,577
0.50	15,991	0.90	461,257
0.30	33,698	0.63	679,487

Notes for Tables 5 & 6:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 7: Measured and Indicated Mineral Resources as of December 31, 2012

– San Carlos Underground

San Carlos Underground - Measured and Indicated Resources [4,6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
3.0	40	5.91	7,605	273	5.15	45,225	313	5.25	52,830
2.5	57	4.96	9,092	376	4.48	54,202	433	4.55	63,294
2.0	89	3.99	11,404	558	3.74	67,143	647	3.78	78,547

Table 8: Inferred Mineral Resources as of December 31, 2012

– San Carlos Underground

San Carlos Underground – Inferred Mineral Resources [4,6] as at December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
3.0	14	6.07	2,730
2.5	14	6.07	2,730
2.0	20	4.96	3,191

Notes for Tables 7 & 8:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 9: Measured and Indicated Mineral Resources as of December 31, 2012

– Carricito Project Area

Carricito – Measured and Indicated Mineral Resources [5,6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	2	2.69	173	28	2.27	2,045	30	2.30	2,218
1.5	5	2.02	324	133	1.84	7,889	138	1.85	8,213
1.0	16	1.47	757	384	1.43	17,684	400	1.43	18,441
0.7	31	1.15	1,151	775	1.13	28,112	806	1.13	29,263
0.5	54	0.91	1,573	1,294	0.92	38,100	1,348	0.92	39,673
0.3	74	0.78	1,846	1,841	0.76	45,098	1,915	0.76	46,944

Table 10: Inferred Mineral Resources as of December 31, 2012 – Carricito Project Area

Carricito – Inferred Mineral Resources [5,6] as at December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	1	2.02	65
1.5	90	1.74	5,047
1.0	222	1.41	10,046
0.7	464	1.11	16,554
0.5	812	0.89	23,143
0.3	1,290	0.71	29,305

Notes for Tables 9 &10:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Table 11: Measured and Indicated Mineral Resources as of December 31, 2012

– El Realito Project Area

El Realito – Measured and Indicated Mineral Resources [5,6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	17	3.89	2,147	165	4.05	21,509	182	4.03	23,657
1.5	26	3.17	2,625	260	3.19	26,622	285	3.19	29,247
1.0	42	2.43	3,248	487	2.27	35,506	528	2.28	38,754
0.7	55	2.05	3,611	747	1.77	42,501	802	1.79	46,112
0.5	70	1.73	3,897	906	1.56	45,434	976	1.57	49,331
0.3	88	1.46	4,123	1,112	1.34	47,897	1,200	1.35	52,020

Table 12: Inferred Mineral Resources as of December 31, 2012 – El Realito Project Area

El Realito – Inferred Mineral Resources [5,6] as at December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	15	3.86	1,819
1.5	32	2.67	2,739
1.0	102	1.65	5,413
0.7	169	1.33	7,222
0.5	197	1.23	7,787
0.3	236	1.09	8,256

Notes for Tables 11 & 12:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

13 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Table 13: Measured and Indicated Mineral Resources as of December 31, 2012

– Ağı Dağı Project

Ağı Dağı Project – Measured & Indicated Mineral Resources [1,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	8,285	2.12	13.58	563,698	3,616,513
0.80	12,700	1.69	10.19	689,817	4,161,522
0.60	22,341	1.26	7.20	903,359	5,173,368
0.40	44,314	0.87	5.08	1,245,870	7,240,993
0.20	93,944	0.56	3.56	1,698,975	10,762,590
0.10	141,696	0.42	2.88	1,925,361	13,117,540

Table 14: Inferred Mineral Resources as of December 31, 2012 – Ağı Dağı Project

Ağı Dağı Project – Inferred Mineral Resources [1,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	597	1.44	3.74	27,728	71,699
0.80	1,195	1.17	3.58	44,795	137,524
0.60	2,771	0.89	3.66	79,382	325,932
0.40	6,868	0.65	3.39	143,072	748,223
0.20	18,944	0.41	2.54	251,202	1,549,119
0.10	30,882	0.31	1.99	307,010	1,971,906

Notes for Tables 13 & 14:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45°, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run. Please refer to the Company’s June 28th, 2012 press release.
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

14 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Table 15: Measured and Indicated Mineral Resources as of December 31, 2012

– Kirazli Project

Kirazlı Project – Measured & Indicated Mineral Resources [2,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,134	2.27	18.78	374,733	3,099,973
0.80	6,173	2.04	16.96	404,963	3,365,603
0.60	9,293	1.63	14.62	486,298	4,368,157
0.40	17,493	1.07	11.08	599,329	6,229,710
0.20	32,330	0.71	8.61	738,914	8,953,576
0.10	39,990	0.60	8.23	777,800	10,577,150

Table 16: Inferred Mineral Resources as of December 31, 2012 – Kirazlı Project

Kirazlı Project – Inferred Mineral Resources [2,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	959	1.51	10.46	46,622	322,452
0.80	1,260	1.37	10.93	55,416	442,682
0.60	2,094	1.10	9.53	74,154	641,354
0.40	3,696	0.83	8.70	98,719	1,034,183
0.20	6,698	0.59	8.17	126,659	1,760,020
0.10	8,460	0.50	8.09	136,327	2,201,668

Notes for Tables 15 & 16:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45°, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run. Please refer to the Company’s June 28th, 2012 press release.
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

15 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Table 17: Inferred Mineral Resources as of December 31, 2012 – Çamyurt Project

Çamyurt – Inferred Mineral Resources [3,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	6,630	1.54	8.04	328,281	1,713,882
0.80	9,895	1.33	7.16	423,123	2,277,863
0.60	13,511	1.16	6.35	503,915	2,758,500
0.40	18,416	0.98	5.48	580,266	3,244,750
0.20	24,557	0.81	4.77	639,531	3,766,129
0.10	27,612	0.74	4.43	656,933	3,932,721

Notes for Tables 17:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 38°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45°, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run. Please refer to the Company’s June 28th, 2012 press release.
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

16 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Figure 1: Mulatos Pit Area

17 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Figure 2: Mulatos District Property Alteration and Known Gold Occurrences

18 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Figure 3: Ağı Dağı Project Alterations and Known Gold Occurrences

19 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Figure 4: Ağı Dağı and Çamyurt Project Alterations and Known Gold Occurrences

20 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

Figure 5: Kirazlı Project Alteration and Known Gold Occurrences

21 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

San Carlos - Composite Intervals1

Include intervals at >0.30 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12SC164	RC	477.13	407.01	410.06	3.05	0.953
12SC165	RC	461.89	No Intervals
12SC166	RC	464.94	No Intervals
12SC167	RC	379.57	347.56	352.13	4.57	1.048
12SC169	RC	457.32	No Intervals
12SC170	RC	457.32	No Intervals
12SC171	RC	420.73	No Intervals
12SC172	RC	457.32	No Intervals
12SC173	RC	449.70	No Intervals
12SC174	RC	274.39	178.35 192.07 216.46 227.13 243.90 253.05	187.50 202.74 219.51 230.18 248.48 260.67	9.15 10.67 3.05 3.05 4.58 7.62	0.817 0.534 0.580 0.504 0.723 0.530
12SC175	RC	135.67	76.22 118.90 129.57	111.28 123.48 135.67	35.06 4.58 6.10	0.687 0.825 1.436
12SC176	RC	274.39	219.51 Inc. 221.04 231.71 257.62	228.66 222.56 240.85 274.39	9.15 1.52 9.14 16.77	3.806 16.850 0.388 0.631
12SC177	CORE	531.55	430.9 Inc.430.9 451.50 Inc.451.50	442 433 456.15 453.10	11.1 2.10 4.65 1.60	1.924 5.59 7.729 19.85
12SC178	CORE	501.25	429.65 Inc.429.65 464.40	447.20 433.80 476.10	17.55 4.15 11.70	3.839 10.517 0.529
12SC178B	CORE	476.3	410.6 419.2 438.4 Inc. 439.60 Inc. 443.35 Inc. 449.35	412.6 422.2 455.7 440.60 444.35 450.35	2.00 3.00 17.3 1.00 1.00 1.00	0.407 0.573 5.154 45.200 9.840 12.950
12SC178C	CORE	479.60
12SC179	RC/CORE

22 | ALAMOS GOLD INC

T R A D I N G    S Y M B O L :    T S X : A G I        N Y S E : A G I

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)

12SC180	RC/CORE
12SC181	RC	182.93	147.87 163.11	157.01 166.16	9.14 3.05	0.834 0.462
12SC182	RC	152.44	118.90 147.87	132.62 152.44	13.72 4.57	0.940 0.418
12SC183	RC	304.88	248.48 Inc. 248.48 294.21	254.57 251.52 304.88	6.09 3.04 10.67	12.850 24.325 0.643
12SC184	RC	248.48	233.23	237.8	4.57	1.271
13SC185	RC	422.26	No Intervals
13SC189	RC	487.8	No Intervals

(1) Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization

(2) RC = Reverse Circulation Hole

(3) Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

23 | ALAMOS GOLD INC